FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  May 05, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: 'Response to Govt Statement'
                                    dated 05 May 2004



5 May 2004



                               BRITISH ENERGY plc



SECRETARY OF STATE FOR TRADE AND INDUSTRY ANNOUNCEMENT REGARDING SPECIAL SHARES IN BRITISH ENERGY plc ('BRITISH ENERGY') AND COMMENT ON STATUS OF RESTRUCTURING



Special Shares



The Secretary of State for Trade and Industry ("Secretary of State") made an announcement today regarding the special shares currently held by the UK Government in the British Energy Group and which will continue to be held in the restructured British Energy Group.



The Secretary of State has decided to retain 2 key provisions of the special shares relating to the British Energy group of companies as follows:



1. The requirement for any investor to obtain the consent of the UK Government for any shareholding in excess of 15% of British Energy's issued ordinary shares.



2. The requirement for British Energy to obtain the consent of the UK Government for the disposal of any of its nuclear power stations.



However, the Secretary of State has announced that both of these provisions will be amended to ensure that UK Government consent can only be refused on the grounds of national security.



Other than these provisions, the UK Government will be giving up all its other rights under the special shares.



In addition, the Secretary of State will be retaining its special share in the Nuclear Generation

Decommissioning Fund (NGDF), and carry it forward into the Nuclear Liabilities Fund

(NLF) if British Energy's restructuring is successful.



Status of Restructuring



British Energy exchanged a formal agreement with its major creditors on the restructuring in October 2003. However, it must be recognised that the restructuring remains subject to a large number of significant uncertainties and important conditions including receipt by the Secretary of State for Trade and Industry (the 'Secretary of State') of a satisfactory notification from the European Commission that in so far as the proposals involve the grant of State Aid by the UK Government, such aid is compatible with the common market. The Secretary of State expects to receive this notification around summer 2004. Furthermore, the Secretary of State is entitled not to proceed with the restructuring if, in her opinion, the Group will not be viable in all reasonably forseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required.



If, for any reason, the restructuring cannot proceed, the Board may have to seek the protection of insolvency proceedings. In this case the distribution to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there will be any return to shareholders. Even if the restructuring is implemented, the return, if any, to existing shareholders will represent a very significant dilution of their existing interests.





Contacts:


Andrew Dowler          Financial Dynamics, Media                  020 7831 3113
Paul Heward            British Energy, Investor Relations         01355 262 201





Website:  www.british-energy.com



Notes to Editors:



a) The following special shares were created at the time of the privatisation of British Energy plc in 1996:-



1. The Secretary of State for Scotland, and the Secretary of State for Trade and Industry jointly hold a special share in British Energy plc.

2. The Secretary of State for Trade and Industry holds a special share in British Energy Generation Limited, which is the English operating subsidiary of British Energy plc.

3. The Secretary of State for Scotland holds a special share in British Energy Generation (UK) Limited, which is the Scottish operating subsidiary of British Energy plc.

4. The Secretary of State for Trade and Industry holds a special share in the Nuclear Generation Decommissioning Fund Ltd (NGDF), which is due to be subsumed into the new nuclear liabilities fund (NLF), which is being created as part of the restructuring of British Energy plc.



b) The Government's decisions have been made, inter alia, having regard to the European Court of Justice (ECJ) judgements on special shares (including
BAA) on 13th May 2003, and the restructuring of British Energy.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 05, 2004                        BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations